SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__16__)



                            News Communications, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value ("the shares")
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  652484601
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Esq. at Ellenoff Grossman & Schole LLP 370 Lexington Avenue NY NY 10017 212-370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             December 6, 2000
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                             Page 1 of 7 pages

CUSIP No.  652484601                 13D                   Page 2 of 7 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [x ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            4,465,179
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,465,179
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,465,179
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X] (1)

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       44.9%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) The beneficial ownership of J. Morton Davis excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 below other than the Reporting Parties.

CUSIP No.  652484601                 13D           Page 3 of 7 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,674,761
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       2,674,761
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,764,761
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             [X] (1)

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) The beneficial ownership of D.H. Blair Investment Banking Corp excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 below other than the Reporting Parties.

CUSIP No.  652484601                 13D                   Page 4 of 7 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,790,418
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,790,418
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,790,418
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [X] (1)

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       18.7%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) The beneficial ownership of Rosalind Davidowitz excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 below other than the Reporting Parties.

                                                  Page 5 of 7 pages
Form 13D is hereby amended as follows:


Item 2. (a)   J. Morton Davis,  D.H.  Blair  Investment  Banking Corp.  ("Blair
              Investment")  and  Rosalind   Davidowitz, (together,  the
              "Reporting Parties").

Item 3. Source and Amount o fFunds or Other Consideration:

               Rosalind Davidowitz purchased a $1,000,000 8% Convertible Note, due the earlier of (a) December 31, 2001 or (b) the date Issuer consumates its next round of equity financing. The Note is convertible into shares of issuer at a conversion price of $1.00 per share. The source of funds were her personal funds.

Item 4  Purpose of Transaction

                None of the purposes set forth in (a) through (j) of Item 4, apply to this transaction.


Item 5.   Interest in the Securities of the Issuer is amended in its entirety:

     (a) As of December 6, 2000, Mr. Davis may be deemed to beneficially own 4,465,179 shares or 44.9% of the Issuer's shares issued and outstanding as follows: (i) 2,297,405 shares owned by Blair Investment
          (ii)  Warrants to purchase  207,867  shares owned by Blair  Investment
          (iii) 19,489 shares issuable upon exercise of 5,900 shares of $10 convertible preferred stock owned by Blair Investment, (iv) 150,000 shares issuable upon conversion of 8% Convertible Note owned by Blair Investment, (v) 41,276 shares owned by Rivkalex Corporation (1) (vi) 749,142 shares owned by Rosalind Davidowitz, and (vii) 1,000,000 shares issuable upon conversion of a $1,000,000 8% Convertible Note.

          As of December 6, 2000, Blair Investment may be deemed to beneficially own 2,674,761 shares or 29.9% of the Issuer's shares as indicated in (i) - (iv) above.

          As of December 6, 2000, Rosalind Davidowitz may be deemed to beneficially own 1,790,418 shares or 18.7% of the Issuer's shares as indicated in (v) - (vii) above.

      (b) See numbers (7) - (10) on the cover page, of this form for each Reporting Party.

              The beneficial ownerhsip of the Reporting Parties excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 below, other than the Reporting Parties.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the securities of the Issuer.

     (a) On July 28, 1999, the Reporting Parties entered into a certain Stockholders' Agreement (the "Stockholders' Agreement") by and among the Issuer, Jerry Finkelstein, the Finkelstein Foundation, Inc. and Shirley Finkelstein (collectively, the "Finkelstein Group"); Melvyn I. Weiss and M&B Weiss Family Partnership (the "Weiss Group"); Wilbur L. Ross, Jr. ("Ross"); J. Morton Davis, Blair Investment, Rivkalex Corporation and Rosalind Davidowitz (collectively, the "Davis Group"); and Steven Farbman (each member of the Finkelstein Group, Ross, the Davis Group and the Weiss Group and Farbman, individually, a "Stockholder" and collectively the "Stockholders"). The Stockholders' Agreement is listed as Exhibit A to Item 7, filed with Amendment No. 13, and the terms thereof are incorporated herein by reference.

                                                      Page 6 of 7 pages

                  Under the terms of the Stockholders' Agreement, for so long as Farbman is President and Chief Executive Officer of the Issuer, the Stockholders have agreed to act to reduce the size of the Issuer's Board of Directors to, and to maintain the size of the Board at, 9 members. The Stockholders have also agreed to vote their Shares so as to elect as directors of the Issuer (i) Finkelstein; (ii) two persons designated by Ross, one of whom shall initially be Ross and the other of whom shall initially be Robert Nederlander; (iii) three persons designated by Farbman, one of whom shall be Farbman, one of whom shall initially be Steven Price and one of whom shall initially be Michael Schenkler;
(iv) one person to be designated by the Weiss Group who shall initially be Gary Weiss; (v) one person to be designated by the Davis Group who shall initially be Martin A. Bell; and (vi) one person to be designated by the Davis Group, the Weiss Group and the Finkelstein Group acting jointly who shall initially be Martin Mendelson. As a result of the Stockholders' Agreement and the collective ownership by the Stockholders of more than 66% of the Issuer's Common Stock, upon the receipt of resignations from the existing Board members who are not being designated for election as directors of the Issuer as described above, the Stockholders will control the election of the members of the entire Board of Directors.



     In addition, the Stockholders' Agreement provides for the disposition of shares of the Issuer's Common Stock under certain circumstances in a specified manner. The Stockholder may not sell, other than in open market transactions, 20% or more of the Issuer's Common Stock on a fully diluted basis unless the shares are first offered to Farbman. Farbman was also granted Tag-a-long rights in the event that he does not exercise his right of first refusal. Conversely, subject to Farbman's first refusal right, if the Stockholders individually or as a group seek to sell shares representing 50% or more of the Issuer's outstanding Common Stock on a fully diluted basis, such Stockholders may force Farbman to sell some or all of his shares in the disposition.



     (b) Blair Investment has granted Mr. Finkelstein an option to purchase 100,000 shares of the Issuer's Common Stock at $2.25 per share exercisable for a period of five years from the date of the grant. The foregoing is qualified by reference to the actual agreement attached as Exhibit B to Amendment No. 13.





 Item 7.      Material to be Filed as Exhibits.

                 NONE


-----------------------------------------------------------------------------

(1) Rivkalex Corporation is a private corporation owned by Rosalind Davidowitz, Mr. Davis' wife. Filing of this statement shall not be deemed an admission that
J. Morton Davis or Blair Investment beneficially own securities attributed to Rivkalex or Rosalind Davidowitz for any purpose. J. Morton Davis and Blair Investment expressly disclaim beneficial ownership of all securities held by Rivkalex and Rosalind Davidowitz for any purpose. Rosalind Davidowitz expressly disclaims beneficial ownership of all securities owned by Mr. Davis or Blair Investment for any purpose.

                                                           Page 7 of 7 pages


                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                       /s/ J. Morton Davis
Date:    December 20, 2000              ________________________
         New York, New York                J. Morton Davis





                                       D.H. BLAIR INVESTMENT BANKING CORP.





                                   by: /s/ David Nachamie
Date:    December 20, 2000               _____________________________
         New York, New York                David Nachamie
                                           Treasurer






Date:    December 20, 2000              /s/ Rosalind Davidowitz
         New York, New York              ____________________________
                                          Rosalind Davidowitz